UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Magyar Telekom Telecommunications Public Limited Company
Full Name of Registrant

Matáv Hungarian Telecommunications Company Ltd.
Former Name if Applicable

Krisztina krt. 55
Address of Principal Executive Office (Street and Number)

Budapest 1013, Hungary
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the course of the audit of the financial statements of Magyar Telekom Plc. (the “Company”) and certain subsidiaries of the Company for the year ended December 31, 2005, the auditors, PricewaterhouseCoopers raised concerns regarding two contracts entered into by subsidiaries of the Company, that potentially involve violations of the Company’s system of internal control and applicable law and regulation. In particular, the auditor noted the unusual nature of these contracts and apparent absence of a benefit to the Company and its subsidiaries. The Company has launched an investigation into these contracts. This investigation is being conducted by an independent law firm under the supervision of the Audit Committee of the Supervisory Board of the Company. The Company has also engaged a firm of forensic accountants to assist with this investigation.

Pending the investigation, the Company’s board of directors has not yet approved annual financial statements of the Company for the year ended December 31, 2005 (the “2005 financial statements”) and as a consequence the auditor is unable to complete its audit of the 2005 financial statements or to issue an audit opinion. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and other regulatory authorities of the investigation.

The investigation was not completed by June 30, 2006, and the Company does not expect it to be completed by July 15, 2006 either, and as such does not expect its audited 2005 financials statements to be available by either of those dates. The Company is uncertain as to when such investigation will be completed or these financial statements will be available. The Company has been and may be subject to fines, sanctions and liabilities as a result of ongoing delays caused by or the results of the investigation.

The Company has notified the market on February 13, March 30, April 26 and May 11, 2006 of the pending investigation. To keep the market informed until issuance of the Company’s audited 2005 financial statements and the filing of the related annual report on Form 20-F, the Company has released to the public unaudited financial information for the year ended December 31, 2005 and quarter ended March 31, 2006.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

dr. Klaus Hartmann	+ 36 1	458 7040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Magyar Telekom Telecommunications Public Limited Company

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 3, 2006

By:
Name: Elek Straub
Title: Chairman of the Board and Chief Executive Officer

By:
Name: dr. Klaus Hartmann
Title: Chief Financial Officer and Board member